Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Hawaiian
Tax-Free Trust (the "Trust") was held on September
 12, 2008. The holders of shares representing 53% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).


	Dollar Amount of  Votes:


1. To act on revision of the Trust's
      fundamental policies.


For		Against		Abstain
$326,428,898	$23,168,816	$18,660,711